September 16, 2024

Richard McGee
Executive Vice President, General Counsel and Secretary
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

       Re: Plains All American Pipeline, L.P.
           Registration Statement on Form S-3
           Filed September 6, 2024
           File No. 333-281968
Dear Richard McGee:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Scott D. Rubinsky